Exhibit 99.2

Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2019 and 2020

(in EUR k)

		For the three months ended Jun 30		For the six months ended June 30
	Note	2019	2020	2019	2020

Revenue	4, 5	11,206	9,719	21,921	21,824
Cost of sales		6,114	6,815	12,858	13,833

Gross profit		5,092	2,904	9,063	7,991

Research and development expenses		2,407	3,119	4,108	5,810
General administrative expenses		5,693	7,767	11,603	15,665
Selling expenses		2,345	2,386	4,356	4,712
Other operating income	6.1	590	801	1,688	1,746
Other operating expenses	6.2	122	537	464	1,812
Real estate transfer tax expenses	7	1,200	—	1,200	—

Operating loss		(6,085)	(10,104)	(10,980)	(18,262)

Interest and similar income		4	13	12	13
Interest and similar expense		211	269	431	718

Financial costs, net		(207)	(256)	(419)	(705)

Loss before taxes		(6,292)	(10,360)	(11,399)	(18,967)
Income tax (benefits)/expenses		(11)	—	163	129

Loss for the period		(6,281)	(10,360)	(11,562)	(19,096)

Other comprehensive income/(loss), all attributable to equity holders of the parent		8	(6)	10	70
Total comprehensive loss		(6,273)	(10,366)	(11,552)	(19,026)

Attributable to:
Equity holders of the parent		(6,216)	(10,364)	(11,426)	(18,963)
Non-controlling interests		(57)	(2)	(126)	(63)
		(6,273)	(10,366)	(11,552)	(19,026)

Loss per share - Basic and diluted (in EUR)		(0.39)	(0.52)	(0.72)	(0.95)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as at December 31, 2019 and June 30, 2020

(in EUR k)

Assets	Note	Dec 31, 2019	Jun, 2020

Non-current assets

Intangible assets		14,145	16,452
Property, plant and equipment		8,376	10,784
Right-of-use assets		24,932	24,750
Other assets	8	1,948	2,003

		49,401	53,989

Current assets

Inventories		1,809	8,061
Trade receivables and contract assets	8	16,593	14,983
Other assets	8	8,612	8,482
Cash and cash equivalents	9	41,095	17,400

		68,109	48,926

		117,510	102,915

Equity and liabilities	Note	Dec 31, 2019	Jun, 2020

Equity

Issued capital	10	2,383	2,383
Capital reserve	10	98,099	99,492
Retained earnings and other reserves		(40,622)	(60,340)
Non-controlling interests		(938)	(53)

		58,922	41,482

Non-current liabilities

Non-current loans	11.1	1,578	567
Lease liabilities	11.1	18,069	18,948
Deferred tax liabilities		—	121
Government grants	11.2	9,941	9,575

		29,588	29,211

Current liabilities

Government grants	11.2	1,348	1,384
Current loans	11.1	3,688	4,367
Lease liabilities	11.1	3,635	3,411
Trade payables	11.2	8,554	8,828
Other liabilities	11.2	11,775	14,232

		29,000	32,222

		117,510	102,915

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the six months ended June 30, 2019 and 2020

(in EUR k)

	Note	2019	2020

Operating activities

Loss before taxes		(11,399)	(18,967)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5	2,849	4,432
Interest income		(12)	(13)
Interest expense		431	718
Expected credit loss allowances on trade receivables and contract assets	6.2, 8	462	1,674
Share-based payment expenses	12	4,828	1,393
Real Estate transfer tax expenses	7	1,200	—
Other non-cash items		(147)	(557)

Changes in operating assets and liabilities
Inventories		(360)	(6,252)
Trade receivables and contract assets	8	(2,556)	(64)
Other assets	8	(244)	269
Trade payables	11.2	2,095	274
Other liabilities	11.2	946	2,457

Cash flow used in operating activities		(1,907)	(14,636)

Investing activities

Cash paid for investments in intangible assets	5	(3,116)	(3,965)
Cash paid for investments in property, plant and equipment		(840)	(3,072)
Grants received for investment in property, plant and equipment	11.2	341	390
Interest received		12	13

Cash flow used in investing activities		(3,603)	(6,634)

Financing activities
Cash paid for acquisition of non-wholly owned subsidiary		—	(75)
Cash received from loans	11.1	1,828	928
Cash repayments of loans	11.1	(896)	(1,260)
Cash repayments of lease liabilities	11.1	(649)	(1,619)
Interest paid		(431)	(399)

Cash flow used in financing activities		(148)	(2,425)

Changes in cash and cash equivalents		(5,658)	(23,695)
Cash and cash equivalents at the beginning of the period		9,222	41,095
Cash and cash equivalents at the end of the period		3,564	17,400

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the six months ended June 30, 2019 and 2020

		Attributable to the owners of the parent
in EUR k	Note	Issued capital	Capital reserve	Currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of January 1, 2019		1,903	45,342	(16)	(19,948)	27,281	(757)	26,524

Loss for the period		—	—	—	(11,436)	(11,436)	(126)	(11,562)
Other comprehensive loss		—	—	10	—	10	—	10
Total comprehensive loss		—	—	10	(11,436)	(11,426)	(126)	(11,552)

Share-based payments	12	—	488	—	—	488	—	488

As of June 30, 2019		1,903	45,830	(6)	(31,384)	16,343	(883)	15,460

		Attributable to the owners of the parent
in EUR k	Note	Issued capital	Capital reserve	Currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of January 1, 2020		2,383	98,099	—	(40,622)	59,860	(938)	58,922

Loss for the period		—	—	—	(19,033)	(19,033)	(63)	(19,096)
Other comprehensive loss		—	—	70	—	70	—	70
Total comprehensive loss		—	—	70	(19,033)	(18,963)	(63)	(19,026)

Share-based payments	12	—	1,393	—	—	1,393	—	1,393
Disposal of non-wholly owned subsidiary	6.2	—	—	—	—	—	268	268
Acquisition of non-wholly owned subsidiary		—	—	—	(755)	(755)	680	(75)

As of June 30, 2020		2,383	99,492	70	(60,410)	41,535	(53)	41,482

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

1                      General company information

Centogene N.V. (“the Company”) and its subsidiaries focus on rare diseases and seek to transform real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and has since been listed on Nasdaq Global Market under stock code “CNTG”. We have historically conducted our business through Centogene AG (which is now known as Centogene GmbH), and therefore our historical financial statements present the results of operations and financial condition of Centogene AG and its controlled subsidiaries. In connection with our initial public offering, Centogene N.V. became the holding company of Centogene AG on November 12, 2019, and the historical consolidated financial statements of Centogene AG became the historical consolidated financial statements of Centogene N.V.  Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020. Unless otherwise stated, “Centogene GmbH” also refers to the historical operations of Centogene AG throughout the notes.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company (the “July 2020 Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts and commissions, were EUR 24 million to the Company and EUR 18 million to the selling shareholders.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

2                      Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2019 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018 and 2019 and for the three years ended December 31, 2019.  Unless otherwise specified, “the Company” refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while “the Group” refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020 (see note 2.1). The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group’s functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

2.1                     Effects of new accounting standards

The following amendments and interpretations apply for the first time in 2020 and had no impact on the condensed consolidated financial statements of the Group:

•                  Amendments to IAS 1 and IAS 8: Definition of Material

•                  Amendments to IFRS 3: Definition of a Business

•                  Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

•                  References to the Conceptual Framework for Financial Reporting issued on 29 March 2018

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

3                      Effect of COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

The Company has commenced testing for COVID-19 since the end of March 2020.   Starting from the Mecklenburg-Western Pomerania region of Germany focusing on employees and essential workers in Rostock, the testing for COVID-19 was further expanded to nursing homes as well as to high school students in Germany, and made available to the rest of the world since May 2020. Some of the tests are offered free of charge by the Company, while others are offered in collaboration with the state government, educational institutions and other companies, as well as via the online marketplace.

Revenues are based on a negotiated price per test or on the basis of agreements covering tests to be performed over defined periods.  Given the short turnaround time for the COVID-19 tests, revenues from COVID-tests which are on a price per test basis are considered as recognized at a point in time.  Revenues from COVID-19 tests which are on the basis of agreements covering tests to be performed over defined periods are considered as recognized over time. Revenues generated from the testing for COVID-19 for the three and six months ended June 30, 2020 amounted to EUR 2,082k and EUR 2,095k, respectively, and are included in the revenues of the diagnostics segment.  Out of the total revenues from the testing for COVID-19, EUR 2,072k and EUR 2,085k were generated in Europe for the three and six months ended June 30, 2020, of which over 95% in Germany, which is the country of the registered office of the Company.  Total direct costs incurred for the COVID-19 tests in the three and six months ended June 30, 2020 amounted to EUR 1,283k and EUR 1,360k, respectively, of which EUR 424k and EUR 483k, respectively, are related to the tests offered free of charge and are included accordingly in general administrative expenses and research and development expenses, as appropriate.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

To support the expansion of test offerings, the Company acquired laboratory facilities and equipment for a total consideration of EUR 1,800k and leased laboratory space in Hamburg, Germany, in April 2020.  In July 2020, the Company further leased laboratory space in Frankfurt, Germany.   Total investments in COVID-19 testing as of June 30, 2020 amounted to approximately EUR 2.5 million, of which approximately EUR 1.9 million and EUR 0.6 million, respectively, are included in property plant and equipment and right-of-use assets.

4                      Revenues from contracts with customers

Three months ended June 30

	Three months ended June 30, 2019
in EUR k	Pharmaceutical	Diagnostics	Total
Rendering of services	4,227	6,638	10,865
Sales of goods	341	—	341
Total Revenues from contracts with external customers	4,568	6,638	11,206

Recognized over time	3,996	6,638	10,634
Recognized at a point in time	572	—	572
Total Revenues from contracts with external customers	4,568	6,638	11,206

Geographical information
Europe	247	1,883	2,130
- Germany*	195	71	266
Middle East	29	3,189	3,218
- Saudi Arabia#	—	1,495	1,495
North America	4,292	644	4,936
- United States#	4,292	564	4,856
Latin America	—	681	681
Asia Pacific	—	241	241
Total Revenues from contracts with external customers	4,568	6,638	11,206

* country of the incorporation of Centogene GmbH

# countries contributing more than 10% of the Group’s  total consolidated revenues for the three months ended June 30, 2019

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

	Three months ended June 30, 2020
in EUR k	Pharmaceutical	Diagnostics	Total
Rendering of services	3,606	5,737	9,343
Sales of goods	334	42	376
Total Revenues from contracts with external customers	3,940	5,779	9,719

Recognized over time	3,606	4,206	7,812
Recognized at a point in time	334	1,573	1,907
Total Revenues from contracts with external customers	3,940	5,779	9,719

Geographical information
Europe	23	3,204	3,226
- Germany*	19	2,096	2,115
- Netherlands**	—	—	—
Middle East	45	1,789	1,834
- Saudi Arabia#	—	1,106	1,106
North America	3,872	501	4,374
- United States#	3,872	493	4,365
Latin America	—	219	219
Asia Pacific	—	66	66
Total Revenues from contracts with external customers	3,940	5,779	9,719

* country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

# countries contributing more than 10% of the Group’s  total consolidated revenues for the three months ended June 30, 2020

Six months ended June 30

	Six months ended June 30, 2019
in EUR k	Pharmaceutical	Diagnostics	Total
Rendering of services	8,033	13,223	21,256
Sales of goods	665	—	665
Total Revenues from contracts with external customers	8,698	13,223	21,921

Recognized over time	7,452	13,223	20,675
Recognized at a point in time	1,246	—	1,246
Total Revenues from contracts with external customers	8,698	13,223	21,921

Geographical information
Europe	280	3,411	3,691
- Germany*	195	133	328
Middle East	61	6,711	6,772
- Saudi Arabia#	—	3,182	3,182
North America	8,357	1,321	9,678
- United States#	8,357	972	9,329
Latin America	—	1,319	1,319
Asia Pacific	—	461	461
Total Revenues from contracts with external customers	8,698	13,223	21,921

* country of the incorporation of Centogene GmbH

# countries contributing more than 10% of the Group’s total consolidated revenues for the six months ended June 30, 2019

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

	Six months ended June 30, 2020
in EUR k	Pharmaceutical	Diagnostics	Total
Rendering of services	7,880	13,292	21,172
Sales of goods	610	42	652
Total Revenues from contracts with external customers	8,490	13,334	21,824

Recognized over time	7,880	11,761	19,641
Recognized at a point in time	610	1,573	2,183
Total Revenues from contracts with external customers	8,490	13,334	21,824

Geographical information
Europe	67	4,820	4,887
- Germany*	38	2,169	2,207
- Netherlands**	—	3	3
Middle East	48	6,204	6,252
- Saudi Arabia#	—	4,139	4,139
North America	8,375	1,122	9,497
- United States#	8,375	964	9,339
Latin America	—	965	965
Asia Pacific	—	223	223
Total Revenues from contracts with external customers	8,490	13,334	21,824

* country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

# countries contributing more than 10% of the Group’s total consolidated revenues for the six months ended June 30, 2020

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

The Group collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2019 and 2020. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally.  As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment is based on the location of each customer.

Pharmaceutial segment

During the three and six months ended June 30, 2020, revenues from one pharmaceutical partner represented 26.2% and 26.4% respectively, of the Group’s total revenues (the three and six months ended June 30, 2019: 26.7% and 27.1%, respectively).

During the three and six months ended June 30, 2019, we have entered into two collaborations with an existing pharmaceutical partner, of which upfront fees totaling EUR 80k and EUR 430k, respectively, representing the transaction price allocated to the one-off transfer of the Group’s intellectual property were received and recognized as revenues.  No such revenues were recognized in the three and six months ended June 30, 2020.

The Group recognized impairment losses on receivables and contract assets arising from contracts with customers, included under Other operating expenses in the consolidated statement of comprehensive loss, amounting to EUR 500k and EUR 1,674k, respectively, for the three and six months ended June 30, 2020 (the three and six months ended June 30, 2019: EUR 122k and EUR 462k, respectively).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

5                      Segment information

Three months ended June 30

	Three months ended June 30, 2019
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	4,568	6,638	—	11,206

Adjusted EBITDA	3,217	530	(6,185)	(2,438)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	172	227	—	399
Additions to intangible assets	1,018	—	985	2,003

Other segment information
Depreciation and amortization	257	561	635	1,453
Research and development expenses	—	—	2,407	2,407

	Three months ended June 30, 2020
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	3,940	5,779	—	9,719

Adjusted EBITDA	1,799	(824)	(8,395)	(7,420)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	301	2,073	1,249	3,623
Additions to intangible assets	1,852	—	922	2,774

Other segment information
Depreciation and amortization	389	617	1,342	2,348
Research and development expenses	—	—	3,119	3,119

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

Six months ended June 30

	Six months ended June 30, 2019
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	8,698	13,223	—	21,921

Adjusted EBITDA	6,161	541	(10,005)	(3,303)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	179	247	414	840
Additions to intangible assets	1,786	—	1,330	3,116

Other segment information
Depreciation and amortization	513	1,085	1,252	2,849
Research and development expenses	—	—	4,108	4,108

	Six months ended June 30, 2020
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	8,490	13,334	—	21,824

Adjusted EBITDA	4,407	(737)	(16,107)	(12,437)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	301	2,890	1,836	5,027
Additions to intangible assets	2,854	—	1,111	3,965

Other segment information
Depreciation and amortization	1,071	1,161	2,200	4,432
Research and development expenses	—	—	5,810	5,810

Adjustments

Corporate expenses, depreciation and amortization, interest and similar income and expenses, as well as share-based payment expenses are not allocated to individual segments as the underlying instruments are managed on a group basis. Current taxes and deferred taxes are allocated to Corporate as they are also managed on a group basis.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

Increases in corporate expenses for the three and six months ended June 30, 2020 are mainly due to our continued international growth and business expansion.  The increase is also due to the costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’ insurance premiums.

Corporate expenses for the three and six months ended June 30, 2020 included expenses related to the July 2020 Offering as described in note 1 of EUR 173k and EUR 173k, respectively, while corporate expenses for the three and six months ended June 30, 2019  included expenses incurred in relation to the IPO as described in note 1 of EUR 109k and EUR 318k, respectively (included in General Administrative Expenses).  Corporate expenses for the three and six months ended June 30, 2019 also included real estate transfer tax of EUR 1,200k related to an intercompany sale of land and building.  No such expenses were incurred in the six months ended June 30, 2020 (see note 7).

Capital expenditure consists of additions of property, plant and equipment, right-of-use assets and intangible assets.  All of such assets are located in Germany, which is the country of the registered office of the Company, except for property, plant and equipment of EUR 368k (December 31, 2019: EUR 286k) and right-of-use assets of EUR 876k (December 31, 2019: EUR 1,042k), which is located in the United States.

Reconciliation of segment Adjusted EBITDA to Group loss for the period

For the three months ended June 30	2019	2020
Reported segment Adjusted EBITDA	3,747	975
Corporate expenses	(6,185)	(8,395)
	(2,438)	(7,420)
Share-based payment expenses	(2,195)	(336)
Depreciation and amortization	(1,452)	(2,348)
Operating loss	(6,085)	(10,104)
Financial costs, net	(207)	(256)
Income taxes benefit	11	—
Loss for the three months ended June 30	(6,281)	(10,360)

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

For the six months ended June 30	2019	2020
Reported segment Adjusted EBITDA	6,702	3,670
Corporate expenses	(10,005)	(16,107)
	(3,303)	(12,437)
Share-based payment expenses	(4,828)	(1,393)
Depreciation and amortization	(2,849)	(4,432)
Operating loss	(10,980)	(18,262)
Financial costs, net	(419)	(705)
Income taxes expenses	(163)	(129)
Loss for the the six months ended June 30	(11,562)	(19,096)

6                      Other income and expenses

6.1                     Other operating income

	For the three months ended June 30		For the six months ended June 30
in EUR k	2019	2020	2019	2020
Government grants	503	703	1,470	1,405
Income from the reversal of provisions	—	—	89	—
Others	87	98	129	341
Total other operating income	590	801	1,688	1,746

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

6.2                     Other operating expenses

	For the three months ended June 30		For the six months ended June 30
in EUR k	2019	2020	2019	2020
Currency losses	—	37	2	37
Expected credit loss allowances on trade receivables	122	500	462	1,674
Others	—	—	—	101
Total other operating expenses	122	537	464	1,812

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

Considering the impact of the COVID-19 pandemic on the global economy and the unforeseeable potential magnitude of the ultimate disruptions to different businesses, the Group has taken such new developments into consideration when assessing its credit risk, in particular regarding the MENA region for the diagnostic segment as it represents the majority of that segment’s revenue.  Such assessment resulted in the recognition of additional credit losses of EUR 500k and EUR 1,674k, respectively, for the three and six months ended June 30, 2020 (for the three and six months ended June 30, 2019: EUR 122k and EUR 462k, respectively).  See also note 8.

During the six months ended June 30, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years (and included in other assets, see note 8).   The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

7                      Sale and Leaseback transaction

In June 2019, in preparation for a sale and leaseback transaction, the Company sold its land and building (the Rostock headquarters building) with a carrying value of EUR 22,778k to another subsidiary of the Group. Such intercompany transaction resulted in a real estate transfer tax expense of EUR 1,200k and was recognized in the three and six months period ended June 30, 2019.

8                      Trade receivables and contract assets and other assets

in EUR k	Dec 31, 2019	Jun 30, 2020
Non-current
Other assets — Rental deposits	1,948	1,853
Other assets — Others	—	150
	1,948	2,003
Current
Trade receivables, net	12,709	12,473
Contract assets, net	3,884	2,510
Receivables due from shareholders	2,766	2,766
Other assets	5,846	5,716
	25,205	23,465

Total non-current and current trade receivables and contract assets and other assets	27,153	25,468

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and

2020

Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days.  In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets.

Considering the potential impact of the COVID-19 pandemic on the global economy, the Group has  re-assessed the credit loss rates in relation to the outstanding trade receivables and contract assets as follows:

in EUR k	Dec 31, 2019	Jun 30, 2020
Not past due	11,102	10,340
Past due 1-30 days	1,113	1,159
Past due 31-90 days	1,708	1,508
Past due more than 90 days	5,005	5,985
Total Gross amount of trade receivables and contract assets	18,928	18,992

Expected credit loss rate
Not past due	0.3%	0.6%
Past due 1-30 days	1.0%	5.7%
Past due 31-90 days	1.2%	7.6%
Past due more than 90 days	45.4%	62.9%
Expected credit loss rate on total gross trade receivables and contract assets	12.3%	21.3%

Expected credit loss	2,335	4,009

Receivables due from shareholders

In 2016, the Group established a virtual share option program (“2016 VSOP”) under Centogene GmbH that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group.  Upon completion of the IPO in November 2019, all options granted under the 2016 VSOP were vested immediately in full, and the holders of vested options were entitled to receive a direct cash payment from the Company according to the calculation as stipulated in the 2016 VSOP, which is determined based on the IPO price of the shares of Centogene N.V. and the exercise prices of the vested options.

The payables by the Group to the holders of vested options were recorded as a liability with a carrying amount of EUR 2,766k (December 31, 2019: EUR 2,766k) (see note 11.2).  As the payments to the option holders would be reimbursed by certain original shareholders to the Company, corresponding receivables against shareholders were recorded.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

Such receivables were considered as additional capital from shareholders and recorded against equity (capital reserve). Upon completion of the July 2020 Offering, the relevant payables to the holders of vested options were settled by the proceeds received from such original shareholders from the sale of their shares.

Other assets

The non-current portion of other assets mainly include cash deposit of EUR 1,500k (used to secure a bank guarantee of EUR 3,000k) relating to the leases of Rostock headquarters building, cash deposits of EUR 128k (used to secure a bank guarantee of EUR 257k) relating to the leases of Berlin office and EUR 191k for the leases of certain plant and machineries.   It also includes the consideration receivable for the sale of LPC of EUR 213k, among which EUR 150k is due after 1 year (see note 6.2).

The current portion of other assets also include VAT receivables of EUR 1,124k (December 31, 2019: EUR 1,311k), prepaid expenses of EUR 2,150k (December 31, 2019: EUR 3,481k) as well as receivables from grants of EUR 1,068k (December 31, 2019: EUR 409k).

Other assets also include costs relating to the July 2020 Offering of EUR 552k (December 31, 2019: EUR nil) which will be offset against capital reserve upon completion of the transaction in July 2020.

9                      Cash and short-term deposits

As of June 30, 2020, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2019: EUR 1,500k) and EUR 2,500k (December 31, 2019: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k.

In addition, the Group has pledged its short-term deposits of EUR 500k (December 31, 2019: EUR nil) related to another overdraft facility up to EUR 500k.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

10               Equity

As discussed in note 1, Centogene N.V. became the parent holding company of the Group on November 12, 2019 as part of the IPO process.  All share, per-share and related information presented in the financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share split resulting from the reorganization.

Capital reserve

As of June 30, 2020, capital reserve included a share premium of EUR 90,297k, being amounts contributed by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded in respect of share-based payments. For additional information on the share-based payments, see note 12.

11               Financial liabilities

11.1              Interest-bearing liabilities

in EUR k	Dec 31, 2019	Jun 30, 2020
Non-current liabilities
Non-current portion of secured bank loans	968	567
Municipal loans	610	—
Total non-current loans	1,578	567
Lease liabilities	18,069	18,948
Total non-current liabilities	19,647	19,515

Current liabilities
Current portion of secured bank loans	802	802
Other bank loans	—	438
Bank overdrafts	2,636	3,127
Municipal loans	250	—
Total current loans	3,688	4,367
Current portion of lease liabilities	3,635	3,411
Total current liabilities	7,323	7,778

Total non-current and current liabilities	26,970	27,293

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

As of June 30, 2020, short-term cash deposits of EUR 1,500k (December 31, 2019: EUR 1,500k) were used to secure the secured bank loan outstanding (see note 9).

Other bank loans outstanding as of June 30, 2020 represented bank loans granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which was enacted in March 2020 in the United States, which was a stimulus bill intended to, among other things, bolster the U.S. economy, and provide assistance to qualifying businesses and individuals. The CARES Act included an infusion of funds into the healthcare system.  The loans were to be used for payment of payroll to employees in the United States, as well as rent and other utility payment obligations.  Subject to certain reporting and review requirements, the Company may apply for forgiveness of the amount during the 8-week period beginning on the date of first disbursement of the loans.  The Company is in the process of preparing the relevant application and anticipates the result of the forgiveness will be available in 2020.  The amount which is forgiven will be considered as government grant income, while any remaining amount not forgiven will be repaid by the Company.  Accordingly, the entire amount was classified as current.

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of June 30, 2020 and December 31, 2019 have the following conditions:

				Dec 31, 2019		Jun 30, 2020
in EUR k	Currency	Nominal interest rate	Maturity	Nominal amount	Carrying amount	Nominal amount	Carrying amount
Secured bank loan	EUR	3.95%	2018-25	1,770	1,770	1,369	1,369
Other bank loan	USD	1%	2020-22	—	—	438	438
Municipal loan	EUR	8.25%; plus 1.5% profit-related; 0.75% on losses	2018-23	500	500	—	—
Municipal loan	EUR	8%; plus 1.5% profit-related; 0.75% on losses	2021	360	360	—	—
Bank overdrafts	EUR	4.46%	2022	476	476	478	478
Bank overdrafts	EUR	3.75%	Rollover	2,160	2,160	2,346	2,346
Bank overdrafts	EUR	3.59%	Rollover	—	—	303	303
Lease liabilities	EUR	2.1%-3.5%*,5.4%-8.9%	2017-31	21,704	21,704	22,359	22,359
Total interest-bearing financial liabilities				26,970	26,970	27,293	27,293

* represents the incremental borrowing rate of the Group at the commencement of the leases

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

The bank overdrafts of EUR 2,346k as of June 30, 2020 (December 31, 2019: EUR 2,160k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2019: EUR 2,500k) (see note 9). The bank overdrafts of EUR 478k (December 31, 2019: EUR 476k) were secured by guarantees provided by certain of the Company’s shareholders as of December 31, 2019, and were released providing security over a short-term deposit with a carrying amount of EUR 500k subsequent to the year end (see note 9).

The municipal loan due to MBMV (Mittelständische Bürgschaftsbank Mecklenburg-Vorpommern) of EUR 860k outstanding as of December 31, 2019 was secured by guarantees provided by the Group’s shareholders, and were released upon full repayment in February 2020.

11.2              Trade payables and other liabilities

in EUR k	Dec 31, 2019	Jun 30, 2020
Trade payables	8,554	8,828
Government grants (deferred income)	11,289	10,959
Liability for Virtual Stock Option Program	2,769	2,766
Contract liabilities	3,748	3,800
Others	5,258	7,666
Trade payables and other liabilities	31,618	34,019
Non-current	9,941	9,575
Current	21,677	24,444

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, “Verbesserung der regionalen Wirtschaftsstruktur” (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants received during the six months ended June 30, 2020 are related to the purchase of certain items of property, plant and equipment amounted to EUR 390k (the six months ended June 30, 2019: EUR 341k).

In addition, other liabilities include personnel-related liabilities for vacation and bonuses totaling EUR 2,907k (December 31, 2019: EUR 2,264k) as well as liabilities for wage and church tax of EUR 527k (December 31, 2019: EUR 376k). Other liabilities as of June 30, 2020 include costs related to the July 2020 Offering of EUR 725k, while other liabilities as of December 31, 2019 included costs relating to the IPO of EUR 565k.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

12               Share-based payments

At June 30, 2020 the Group had the following share-based payment arrangements.

(i)                                     Equity share option - Replacement (ESOP 2017)

In 2017, the Group established a second virtual share option program (“2017 VSOP”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group.

In connection with the IPO (see note 1), a transfer agreement was entered into between the holders of the 2017 VSOP, Centogene GmbH and the Company in November 2019, under which the 2017 VSOP was terminated, and the option holders were granted new share options of Centogene N.V. (“ESOP 2017”).

The number of options granted to each holder under ESOP 2017 was based on the number of options granted to them under 2017 VSOP and the IPO price of Centogene N.V. Accordingly, 805,308 new share options were granted pursuant to Centogene N.V’s long-term incentive plan (the “Long-term Incentive Plan”), with each option representing one common share of Centogene N.V., and an exercise price equal to the nominal value of the share of Centogene N.V., which is EUR 0.12.

The options were considered vested upon the completion of the IPO, but were not exercisable in the first 180 days subsequent to the listing (lock-up period).

The contractual life for the share options as at June 30, 2020 is 9.5 years (December 31, 2019: 10 years).

The share options issued under ESOP 2017 are equity-settled and the fair value of the options were fully recognized in equity under capital reserve on the date of grant.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

(ii)                                  Equity share option 2019 (ESOP 2019)

In 2019, an agreement was entered into between the Company and an individual of the Supervisory Board. According to this agreement, a total of 396,522 options, each option representing one common share, were granted pursuant to the Long-term Incentive Plan to the individual Supervisory Board member with exercise price equaling to the IPO price, which is EUR 12.58 per option, on the date of the IPO of the Company. The vesting period shall be three years commencing on the day of grant, where one-third of the granted options shall be vested at the end of each year of grant, and the first year ending on March 31, 2020.

The contractual life for the share options as at December 31, 2019 is ten years and the weighted average fair value of options outstanding was EUR 9.08. The share options issued under “ESOP 2019” will be equity-settled and the fair value of the options were recognized in equity under capital reserve, based on the fair value on the date of grant, and will be charged to profit or loss over the vesting period by using the graded vested approach.  For the three and six months ended June 30, 2020, the Group recognized EUR 336k and EUR 1,393k repectively, of share-based payment expense in the statement of comprehensive income.

For the six months ended June 30, 2019, the Group recognized EUR 4,828k of share-based payment expense in the statement of comprehensive income in relation to the cash-settled virtual share option programs of Centogene GmbH, which were cancelled upon completion of IPO.

13               Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory that have not yet commenced as at June 30, 2020. The future lease payments and utilities for these non-cancellable lease contracts are EUR 32k within one year, EUR 1,218k within five years and EUR 5,324k thereafter.

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 75k within one year (December 31, 2019: EUR 72k) and EUR 23k within five years (December 31, 2019: EUR 36k).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

Future payment obligations

As of June 30, 2020, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to June 30, 2020 with a total payment obligation of approximately EUR 6,172k (December 31, 2019: EUR 802k).

14               Contingent Liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht (‘‘UMCU’’) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On November 8, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018 the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock of the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

During the 3 months ended June 30, 2020, the dispute amount was increased to EUR 1.3 million.  The claim was assigned to a new judge, due to an illness of the preceding judge, while the decision to appoint the recommended expert witness has not yet been finalized.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the three months and six months ended June 30, 2019 and 2020

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of June 30, 2020. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

15               Subsequent Event

July 2020 Offering

On July 14, 2020, the Company completed a follow-on offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts and commissions, were EUR 24 million to the Company and EUR 18 million to the selling shareholders.

Upon the completion of the offering, proceeds to certain selling holders, who are also the shareholders backing 2016 VSOP under Centogene GmbH, were received by the Company, which were then used to settle the payables to the vested option holders in July 2020.

These unaudited interim condensed consolidated financial statements were approved by management on September 23, 2020.